Exhibit 12
CORNING INCORPORATED AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

Six months ended June 30, 2012

Income from continuing operations before taxes on income	$1,128
Adjustments:
Equity in earnings of equity affiliates	(477)
Distributed income of equity affiliates	521
Net income attributable to noncontrolling interests	(3)
Fixed charges net of capitalized interest	57

Earnings before taxes and fixed charges as adjusted	$1,226

Fixed charges:
Interest expense (a)	$85
Portion of rent expense which represents an appropriate interest factor (b)	13
Amortization of debt costs	2

Total fixed charges	$100

Ratio of earnings to fixed charges	12.3

(a)	Interest expense includes amortization expense for debt costs.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.